UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-34873

ChinaCache International Holdings Ltd.

(Translation of registrant’s name into English)

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Form 6-K is furnished by ChinaCache International Holdings Ltd., (the “Company”) in connection with entry into a rights agreement (the “Rights Agreement”) dated as of May 9, 2018, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.

On May 9, 2018, the Board of Directors (the “Board”) of the Company authorized the grant of one right (a “Right”) for each outstanding ordinary share, par value $0.0001 per share, of the Company (the “Ordinary Shares”), to shareholders as recorded in the register of members at the close of business on May 21, 2018 (the “Record Date”).

Each Right entitles the registered holder to acquire from the Company one one-hundredth of a share of series A junior participating preferred shares, par value $0.0001 per share (the “Preferred Shares”) at a purchase price of $1 per one one-hundredth of a Preferred Share, subject to adjustment (the “Purchase Price”).

The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of the Ordinary Shares of the Company without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, neither the Rights Agreement nor the Rights should interfere with any merger, tender or exchange offer or other business combination approved by the Board.

In accordance with the Rights Agreement, a committee of independent directors will review no less frequently than annually that maintenance of the Rights Agreement continues to be in the best interest of our Company and its shareholders.

The following description is a summary of the terms of the Rights Agreement and does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Rights Certificates; Exercise Period.

Initially, the Rights will be attached to all Ordinary Share certificates representing shares then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Ordinary Shares and a distribution date (“Distribution Date”) will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Ordinary Shares (the “Share Acquisition Date”), other than as a result of (x) repurchases of shares by the Company and (y) certain inadvertent actions by institutional or certain other shareholders as described in the Rights Agreement, (or, if the 10th business Day following the Share Acquisition Date occurs before the Record Date, the close of business on the Record Date), and (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Until the Distribution Date, (i) the Rights will be evidenced by the Ordinary Shares certificates (or, in the absence of share certificates by the notations in the register of members) and will be transferred with and only with such Ordinary Shares, (ii) new Ordinary Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Ordinary Shares outstanding will also constitute the transfer of the Rights associated with the Ordinary Shares represented by such certificates.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to registered holders of the Ordinary Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only Ordinary Shares issued prior to the Distribution Date will be issued Rights.

Preferred Share Provisions.

After the Distribution Date, each Right will entitle the holder to purchase, for the Purchase Price, one one-hundredth of a Preferred Share having economic and other terms similar to that of one Ordinary Share. This portion of a Preferred Share is intended to give the shareholder approximately the same dividend, voting and liquidation rights as would one Ordinary Share, and should approximate the value of one Ordinary Share.

Each one one-hundredth of a Preferred Share, if issued, will, among other things:

•           not be redeemable;

•           entitle holders to quarterly dividend payments in an amount equal to the dividend paid on one Ordinary Share;

•           have the same voting power as one Ordinary Share;

•           entitle holders upon liquidation to receive an amount equal to the payment made on one Ordinary Share; and

•           if the Ordinary Shares are exchanged via merger, consolidation, or a similar transaction, entitle holders to a per share payment equal to the payment made on one Ordinary Share.

Flip-in Trigger.

In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to purchase, for the Purchase Price, a number of Ordinary Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of any of such events, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer terminable by the Company.

Flip-over Trigger.

In the event that, at any time following the Share Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Ordinary Shares of the Company are changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided) will thereafter have the right to receive, upon exercise, ordinary shares (or capital stock, as applicable) of the acquiring company having a value equal to two times the Purchase Price of the Right.

Termination of Rights.

At any time until 10 business days following the Share Acquisition Date, the Company may terminate the Rights in whole, but not in part, for no consideration. Immediately upon the action of the Board ordering termination of the Rights, the Rights will terminate.

Exchange.

At any time after the date on which a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding, but before such Acquiring Person owns 50% or more of the outstanding Ordinary Shares, the Board may exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for Ordinary Shares at an exchange ratio of one Ordinary Share per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one Ordinary Share.

Shareholder Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Expiration.

The Rights are not exercisable until the Distribution Date and will expire on the earlier of 5:00 P.M. (New York Time) on May 9, 2021 (the “Final Expiration Date”), unless such date is extended or the Rights are earlier terminated as described above.

Amendment of Terms of Rights Agreement and Rights.

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Anti-Dilution Provisions.

The Board may adjust the Purchase Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split, or a reclassification of the Preferred Shares or Ordinary Shares.

With certain exceptions, no adjustments to the Purchase Price will be made until the cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Preferred Shares or Ordinary Shares will be issued (other than fractions of Preferred Shares which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts), and fractional shares resulting from the calculation will be rounded down to the nearest whole share.

Exhibits.

Exhibit No.	Description of Exhibit
3.1	Certificate of Designation for the Company’s Series A Junior Participating Preferred Shares, dated May 9, 2018
4.1	Rights Agreement, dated as of May 9, 2018, between ChinaCache International Holdings Ltd. and American Stock Transfer & Trust Company, LLC, which includes the form of Rights Certificate as Exhibit A, the form of Summary of Rights as Exhibit B and the form of Certificate of Designation as Exhibit C
99.1	Press Release, dated May 10, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2018	ChinaCache International Holdings Ltd.

	By:	/s/ Song Wang
Song Wang
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Designation for the Company’s Series A Junior Participating Preferred Shares, dated May 9, 2018

4.1	Rights Agreement, dated as of May 9, 2018, between ChinaCache International Holdings Ltd. and American Stock Transfer & Trust Company, LLC, which includes the form of Rights Certificate as Exhibit A, the form of Summary of Rights as Exhibit B and the form of Certificate of Designation as Exhibit C

99.1	Press Release, dated May 10, 2018